UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 5)

Under the Securities Exchange Act of 1934

Targeted Medical Pharma, Inc.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

876140104

(CUSIP Number)

Amir Heshmatpour

9595 Wilshire Blvd.

Suite 700

Beverly Hills, CA 90212

(310) 492-9898

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 20, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 876140104

1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
AFH Holding & Advisory, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3	SEC Use Only

4	Source of Funds (See Instructions) (See item 3) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
	7	Sole Voting Power 2,108,558 (1) (See Items 4 and 5)

	8	Shared Voting Power

	9	Sole Dispositive Power 2,108,558 (1) (See Items 4 and 5)

	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,108,558 (1) (See Items 4 and 5)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13	Percent of Class Represented by Amount in Row (11) 9.56% (2)

(1)	Represents 2,108,558 shares of common stock owned by AFH Holding & Advisory, LLC (“AFH Advisory”). Mr. Amir F. Heshmatpour is the sole owner of AFH Advisory and has sole voting and investment control over the securities owned of record by Advisory. Therefore, he may be deemed a beneficial owner of the 2,108,558 shares of common stock owned by AFH Advisory.
(2)	Based on 22,049,976 shares of common stock outstanding as of November 1, 2012.

CUSIP No. 876140104

1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Amir F. Heshmatpour

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3	SEC Use Only

4	Source of Funds (See Instructions) (See item 3) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
	7	Sole Voting Power 2,108,558 (1) (See Items 4 and 5)

	8	Shared Voting Power

	9	Sole Dispositive Power 2,108,558 (1) (See Items 4 and 5)

	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person . 2,108,558 (2)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13	Percent of Class Represented by Amount in Row (11) 9.56% (2)

14	Type of Reporting Person (See Instructions) IN

(1)	Represents 2,108,558 shares of common stock owned by AFH Advisory. Mr. Amir F. Heshmatpour is the sole owner of AFH Advisory and has sole voting and investment control over the securities owned of record by AFH Advisory. Therefore, he may be deemed a beneficial owner of the 2,108,558 shares of common stock owned by AFH Advisory.
(2)	Based on 22,049,976 shares of common stock outstanding as of November 1, 2012.

Item 1. Security and Issuer.

This Schedule 13D/A relates to the common stock, par value $.001 per share (the “Common Stock”) of Targeted Medical Pharma, Inc., whose principal executive offices is located at 2980 Beverly Glen Circle, Suite 301, Los Angeles, CA 90077 (the “Company”).

Item 2. Identity and Background.

(a) The names of the reporting persons are (i) AFH Holding & Advisory, LLC (“AFH Advisory”) and (ii) Amir F. Heshmatpour (the “Reporting Persons”).

(b) The business address of the Reporting Persons is 9595 Wilshire Blvd, Beverly Hills, CA 90212.

(c) Amir F. Heshmatpour is the sole owner of AFH Advisory.

(d) During the last five years the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years the Reporting Persons were not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) (i) AFH Advisory was incorporated in Delaware and (ii) Amir F. Heshmatpour is a citizen of the U.S.A.

Item 3. Source and Amount of Funds or Other Consideration.

Mr. Heshmatpour is the sole owner of AFH Advisory and has sole voting and investment control over the Common Stock owned by AFH Advisory. As of the date hereof, AFH Advisory beneficially owns 2,108,558 shares of Common Stock. Therefore, Mr. Heshmatpour may be deemed to beneficially own the 2,108,558 shares of Common Stock beneficially owned by AFH Advisory.

Item 4. Purpose of Transaction.

Effective July 20, 2012, the Company and AFH Advisory entered into a letter agreement (the “Letter Agreement”), which was supplemented July 25, 2012, which details the parties’ agreement and supersedes all earlier agreements between the parties. The parties agreed as follows:

1.	Form 211. AFH Advisory shall assist and advise the Company and its affiliates in facilitating the quotation of the Company’s shares of common stock on the OTC Bulletin Board by identifying and helping the Company to engage the necessary market maker to file a Form 211, or 15c2-11 Exemption Form as applicable, with the Financial Industry Regulatory Authority.

2.	No Share Forfeiture and Continuing Registration Rights. AFH Advisory has, and shall continue to have, normal and customary piggyback registration rights with respect to its shares of common stock, as further set forth in the Registration Rights Agreement, dated January 31, 2011. AFH Advisory and its affiliates will no longer be required to forfeit shares as a result of the failure to complete a financing.

3.	Reimbursement of Costs. AFH Advisory is entitled to a reimbursement of $585,448 of expenses incurred on behalf of the Company in connection with the Business Combination, and related matters (the “Expense Reimbursement Amount”). Concurrently with the execution of this New Agreement, the Company shall issue to AFH Advisory a Secured Convertible Promissory Note in the principal amount equal to the Expense Reimbursement Amount with interest payable quarterly in arrears at a rate of 8.5% per annum. A Security Agreement was also entered into with AFH Advisory effective July 20, 2012 assigning certain assets of the Company to AFH Advisory as collateral for the Promissory Note. The $585,448 may be offset by $250,000 or any remaining portion thereof relating to payments advanced to AFH Advisory by the Company in connection with a contemplated asset-based loan.

4.	Warrants. In partial consideration for its services in connection with the Business Combination, upon the approval of the Company’s Board of Directors, the Company shall issue to AFH Advisory five-year warrants to purchase 1,063,981 shares of common stock of the Company, at an exercise price of $1.00 per share. If and whenever the Company shall either (i) reduce, or be deemed to have reduced, the exercise price or conversion price of any of its outstanding warrants to purchase shares of Common Stock of the Company, or any other security exercisable for, or convertible into, shares of Common Stock of the Company, to a price lower than the Exercise Price of the Warrant in effect immediately prior to the time of such reduction, or (ii) issues or sells, or is deemed to have issued or sold, any additional warrants to purchase shares of Common Stock of the Company, or any other security exercisable for, or convertible into, shares of Common Stock of the Company, with a price lower than the Exercise Price of the Warrant in effect immediately prior to the time of such issuance or sale, then, and in each such case, the then-existing Exercise Price of the Warrant shall be reduced to a price equal to the exercise price or conversion price of such amended or newly-issued or sold security.

5.	Board Oversight. For a period of two (2) years following the date of the Letter Agreement, AFH Advisory shall have a right to disapprove two nominees for director chosen by the board of directors.

6.	Advisory Role. For a period of two (2) years from the date of the Letter Agreement, AFH Advisory has the non-exclusive right to act as advisor to the Company on any proposed financings and/or mergers and acquisitions, to be separately engaged on a deal by deal basis at the Company’s discretion with respect to any specific transaction, the Company may choose not to retain AFH Advisory as an advisor.
On September 21, 2012, AFH Advisory transferred Warrants to purchase 25,000 shares of the Company’s common stock to a non-affiliate of the Company.

On October 19, 2012, AFH Advisory exercised Warrants to purchase 831,185 shares of the Company’s Common Stock on a cashless basis.

Item 5. Interest in Securities of the Issuer.

(a) For purposes of Rule 13d-3 of the Act, the aggregate number and percentage of the Common Stock that may be deemed to be beneficially owned by each Reporting Person is as follows:

(i) Aggregate number of shares of Common Stock that may be deemed beneficially owned by AFH Advisory: 2,108,558

Percentage: 9.56%

(ii) Aggregate number of shares of Common Stock that may be deemed beneficially owned by Amir Heshmatpour: 2,108,558

Percentage: 9.56%

(b) For purposes of Rule 13d-3 of the Act, the aggregate number of shares of Common Stock over which each Reporting Person may be deemed to have the power to vote and the power to dispose is as follows:

(i) AFH Advisory:

1. Sole power to vote or to direct vote: 2,108,558

2. Shared power to vote or to direct vote: -0-

3. Sole power to dispose or to direct the disposition: 2,108,558

4. Shared power to dispose or to direct the disposition -0-

(ii) Amir F. Heshmatpour

1. Sole power to vote or to direct vote: 2,108,558

2. Shared power to vote or to direct vote: -0-

3. Sole power to dispose or to direct the disposition: 2,108,558

4. Shared power to dispose or to direct the disposition -0-

(c) Except as described in Item 3 and 4 of this Statement, there have been no transactions effected with respect to the Common Stock within the past 60 days of the date hereof by the Reporting Persons.

(d) No person(s) other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information disclosed in Item 3 is incorporated herein by this reference.

Item 7. Material to Be Filed as Exhibits.

10.1	Letter Agreement, dated July 20, 2012, by and between Targeted Medical Pharma, Inc. and AFH Holding and Advisory, LLC
10.2	Letter Supplement, dated July 25, 2012 by and between Targeted Medical Pharma, Inc. and AFH Holding and Advisory, LLC
10.3	Amendment 2 to Agreement and Plan of Reorganization, dated August 13, 2012, by and between Targeted Medical Pharma, Inc., AFH Holding and Advisory, LLC, William E. Shell, MD, the Estate of Elizabeth Charuvastra and Kim Giffoni
10.4	Secured Convertible Promissory Note, dated July 20, 2012, issued by Targeted Medical Pharma, Inc. in favor of AFH Holding and Advisory, LLC
10.5	Security Agreement, dated July 20, 2012, by and between Targeted Medical Pharma, Inc. and AFH Holding and Advisory, LLC

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 1, 2012

Amir Heshmatpour
Amir Heshmatpour

AFH Holding & Advisory, LLC

By:	Amir Heshmatpour
Amir Heshmatpour
Managing Director